Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE CERTIFICATE OF INCORPORATION OF

UNILIFE CORPORATION

Unilife Corporation (the “Corporation”), a corporation organized under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”),

DOES HEREBY CERTIFY:

1.

The Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware on July 2, 2009; the Corporation filed a Certificate of Amendment to the Certificate of Incorporation on November 17, 2015; and the Corporation filed a Certificate of Designations of Preferences, Powers, Rights and Limitations of Series A Redeemable Convertible Preferred Stock on November 6, 2015 (the Certificate of Incorporation of the Corporation, amended, the “Certificate”).

2.	Pursuant to Section 242 of the General Corporation Law, this Certificate of Amendment to the Certificate of Incorporation (this “Amendment”) amends the provisions of the Certificate.
3.

This Amendment has been approved and duly adopted by the Corporation’s Board of Directors and its stockholders in accordance with the provisions of Section 242 of the General Corporation Law, and the provisions of the Certificate.

4.	This Amendment shall become effective at 3:01 a.m. Eastern Daylight Time on May 13, 2016.
5.	That, upon the effectiveness of this Amendment, the Certificate is hereby amended such that the following paragraph shall be added to the end of Paragraph A. of ARTICLE FOURTH of the Certificate:

“Upon the effectiveness of the Certificate of Amendment to the Certificate of Incorporation of the Corporation at 3:01 a.m. Eastern Daylight Time on May 13, 2016 (the “Effective Time”), every ten (10) shares of Common Stock outstanding or held by the Corporation in its treasury shall, without any change in the powers, preferences and rights or qualifications, limitations or restrictions thereof and without further action of any kind on the part of the Corporation or its stockholders, be changed and reclassified into one (1) share of Common Stock, $0.01 par value per share, which shares shall be fully paid and nonassessable shares of Common Stock (the “Reverse Stock Split”). There shall be no fractional shares issued as a result of the Reverse Stock Split. A holder of record of Common Stock on the Effective Date who would otherwise be entitled to a fraction of a share shall, in lieu thereof, shall be entitled to rounding up of their fractional share to the nearest whole share. Each certificate that, immediately prior to the Effective Time, represented shares of Common Stock (an “Old Certificate”) shall from and after the Effective Time represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

IN WITNESS WHEREOF, the undersigned authorized officer of the Corporation, has executed this Certificate of Amendment to the Certificate of Incorporation of the Corporation as of May 11, 2016.

Unilife Corporation

By:	/s/ John Ryan
Name:	John Ryan
Title:	Interim President and Chief Executive Officer, Senior Vice President, General Counsel and Secretary